MANAGEMENT’S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

Management’s Discussion and Analysis of the financial position and results of operations is prepared as at January 13, 2006, and should be read in conjunction with the accompanying unaudited financial statements and the notes therein.

This discussion contains forward-looking statements.  Forward-looking statements are subject by their nature to risks and uncertainties, and actual results, actions or events could differ materially from those set forth in this discussion.  The forward-looking information contained herein is current only as at the date of this document.  There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

OVERVIEW

Peace Arch Entertainment Group Inc. is a vertically integrated media company that finances, packages and distributes high quality proprietary and third party film and television programming for the domestic and international marketplace.  Peace Arch has built a library of 230+ hours of filmed entertainment.

Our revenues arise primarily from the following business segments:

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Motion Pictures, which includes revenues from the exploitation of acquired distribution rights. The Company earns distribution revenues by licensing its rights on a territory by territory basis to sub distributors in each territory.

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Television includes revenues derived primarily from the licensing of television broadcast rights in the domestic market of half hour lifestyle and documentary programming. This segment includes licensing, in the domestic market, of motion picture programming produced and acquired by the Company.

The Company’s operating expenses include;

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Amortization of investment in film and television programming.

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Distribution and marketing expenses attributable to the exploitation of programming rights.

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Selling, general and administrative expenses which includes expenses directly attributable to each business segment and other expenses which are not directly attributable.

The Company’s business segments outlined above operates through five locations. The entities through which the businesses in these locations operate are as follows:

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Peace Arch Entertainment Group Inc., (“PAE”) corporate and head office based in Toronto focuses on the management of Motion Picture production activities, providing production administrative and financial structuring services to producers, licensing  television rights in the Canadian market and the administration and collection of Canadian and international film tax incentives.

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Peace Arch LA, Inc. (“PALA”) based in Los Angeles was formed in May 2004 to focus on the packaging, financing and providing executive production services for feature films and the licensing of those films in the United States.

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Peace Arch Films Ltd. (“PAF”) based in London, England, focuses on the international distribution of the Company’s packaged and financed feature films and acquired third party product.

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The Eyes Project Development Corp. (“TEPD”) based in Vancouver, develops and produces television series and documentary programming directed primarily to North American audiences and are reformatted to also serve the international marketplace.  The Company’s television programs are currently distributed by a third party internationally (ex. North America) subdistributor.

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Peace Arch Television Ltd. (“PATV”) based in Toronto, Ontario, involved in television program distribution and home video & DVD sales.  PATV distributes the programs to which PAE currently controls and also secures rights from third-party suppliers and sells those rights to broadcasters and home video & DVD sellers.

Peace Arch is actively shifting its focus to licensing its existing film and television programming and to the acquisition of new film and television programming for exploitation. PAE markets and distributes motion picture and television programming worldwide under arrangements with distributors and agents. The Company now increasingly manages licensing of Peace Arch’s feature film and television programming through PAF. The Company also markets and distributes programs directly to existing pay and free television, home video and other markets. The Company believes that representing its own product assures meaningful control over the manner of presentation as well as providing invaluable input as to market perceptions at the packaging and development phase of programming.

At present, the Company is supporting the financing and packaging of an ongoing slate of genre “Scare” feature films; a theatrical film in production in New York; and is actively involved in the pre-production legal, administrative and executive work associated with a further two theatrical features, two cable films, four additional genre titles and a dramatic series.  For documentary and lifestyle productions many functions are performed using in-house resources.

While moving away from traditional production activities, we plan to continue arranging the financing and packaging of product. This strategy allows us to acquire distribution rights to new programming to feed into our distribution pipeline.

Vision and Mission

Strategically the Company continues to move towards being the licensor of rights in film and television programming. Ownership of distribution rights in film and television programming will provide a source of future cash flows from a library of unsold distribution rights in addition to the cashflows that are expected to be generated from production activities thereby providing a more stable source of cash than would be generated from relying exclusively on production activities. It is our intention to establish value to the Company by building up and exploiting a library of film and television distribution rights. An additional benefit to taking an ownership position in the distribution rights of programming is that the distribution rights are sold for a fixed period of time for a license fee. At the expiration of that time period the distribution rights become available to be resold in the territory for another limited period of time. This cycle will continue thereby providing a long-term source of cash flow.

The mission of Peace Arch Entertainment Group Inc. is to become a world leading independent distributor of English-language feature film and television programming.  In support of this, the Company is focused on the following:

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Business model with integrated production, marketing and sales operations

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Global financing relationships

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Distribution relationships and plans to increase global footprint

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Brand identity

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Management team

RECENT DEVELOPMENTS

In a private placement on July 29, 2005 the Company issued 4,347,827 Units consisting of one Series

I Preference Share and one Series II Preference Share warrant for proceeds of $2,349,000 or US$0.46 per Unit. Each warrant, upon exercise, entitles the holder to acquire one Series II Preference Share at a price of US$ 0.50 at any time up to July 29, 2009. Each Series I and Series II Preference Share is convertible into one Common Share of the company. Each outstanding Series I and II Preference Share pays a 10% cumulative dividend on a quarterly basis. At August 31, 2005 all the Series II Preference Share warrants remained outstanding. Subsequent to November 30, 2005, 1,435,897 of the Series II Preference Share warrants were exercised for total proceeds of US$717,948.

On March 31, 2005 Fremantle agreed to convert its $8,793,000 note plus interest for 2,931,125 shares of the Company’s common stock.  As a result of Fremantle’s conversion the Company has recognized a gain on settlement of the obligation to issue shares of $1,105,000 representing the difference between the carrying amount of the obligation and the price of the Company’s stock on the date of settlement.

SELECTED QUARTERLY INFORMATION

(in thousands except per share and deliveries information)	Three Months Ended November, 30 2005	Three Months Ended November, 30 2004
Deliveries
Feature Films	0	3
TV Episodes	0	0
Documentaries	1	0

Revenue	$909	$3,098
Net loss for the period	(699)	($593)
Cash dividend on Series I Preference Shares	59	-
Basic an diluted net loss per share	$(0.04)	$(0.03)
Total Assets	50,800	52,767
Production loans payable	17,963	14,353

The loss increased in the three months ended November 30, 2005 to $0.7 million compared to the loss of $0.6 million for the three months ended November 30, 2004. The loss for the quarter is comparable to the loss for the same period of the prior year.

For discussion on trends related to revenues in the above chart see section “Operating Results”.

During fiscal 2005, the Company adopted AcG-15, Consolidation of Variable Interest Entities, as more fully described in note 2 of our consolidated financial statements. This change in accounting policy was applied on a retroactive basis effective December 1, 2004 without restatement of prior periods. This resulted in a cumulative increase of the Company’s deficit in the amount of $53,000.

OPERATING RESULTS

For the three months ended November 30, 2005, the Company reported a net loss of $0.7 million or $0.04 diluted loss per share compared to net loss of $0.6 million for the comparable period in fiscal 2005 or $0.03 diluted loss per share.

Diluted loss per share is calculated on 21,179,000 weighted average shares outstanding at November 30, 2005 and 17,409,000 weighted average shares outstanding in the prior year.

Revenue. The Company reported revenue of $0.9 million for the three month period ending November 30, 2005 compared to $3.1 million for the comparable period in fiscal 2005 representing a decrease of $2.2 million or 70.4% decline compared the prior year’s period. The following table presents revenues earned in each of the last two comparable periods for each of our business segments;

	Three Months Ended November 30,
	2005	2004
	(in thousands of dollars)
Segmented Information
Motion Picture	$810	$2,991
Television	99	107
Total	$909	$3,098

Motion Picture revenues for the period ended November 30, 2005 were $0.8 million representing a decrease of $2.2 million, or 73.3%, compared to revenue of $3.0 million for the comparable period in fiscal 2005. The decrease in revenues primarily reflects the lower number of projects produced by Peace Arch and is associated with the Company’s strategy to prioritize the packaging, financing, and distribution of projects.  This results in lower presale revenues at the time a project is completed and delivered. During the three months ended November 30, 2005, the Company did not take delivery of any motion pictures. The revenues for the three months ended November 30, 2005 arose from sales of distribution rights on programs completed and delivered in prior years.

Television revenues for the period ended November 30, 2005 were comparable to the same period of the prior year. The Company completed and delivered a documentary “Fantasy Land Asia” during the period.

Gross Profit.  Gross profit is comprised of revenue less amortization of film and television programming and other production costs. Gross profit for the three months ended November 30, 2005 was $77,000 compared to $165,000 for the same period in the prior year.

As a percentage of revenue, gross profit was 8.6% for the three months ended November 30, 2005 compared to 5.4% for the three months ended November 30, 2004. The improvement in gross profit is due to the sale of film rights on programs with a higher gross profit compared to the same period in the prior year.

Amortization.  Amortization for the three months ended November 30, 2005 was lower than the same comparable period and is defined as follows:

(in thousands of dollars)	Three Months Ended November 30 2005	Three Months Ended November 30 2004	Change
Amortization of investment in film and television programming and other production costs	832	2,933	71.6%

Amortization was $0.8 million for the three months ended November 30, 2005 compared to $2.9 for the three months ended November 30, 2004. The decline in amortization is reflective of the decrease in revenues for the three months compared to the same period in the prior year.

Selling, General and Administrative Expense.  Selling, general and administrative expense increased by $0.3 million, or 41.7%, to $1.0 million for the three months ended November 30, 2005 from $0.7 million for the same period in the prior year. This increase was due to costs associated with vesting of employee stock based compensation and a reduction of the recovery of selling, general and administrative expenses in November 30, 2005 compared to the three months ended November 30, 2004. During the three months ended November 30, 2005 there was no recovery of selling, general and administrative expenses as the time period over which the Company was entitled to recover such expenses associated with managing certain assets to realize cashflows to retire the Fremantle debt had ended in fiscal 2005. The following table presents the comparative net selling, general and administrative costs for the last two comparable periods;

(in thousands of dollars)	Three Months Ended November 30 2005	Three Months Ended November 30 2004	Change
Selling, general and administrative expenses	$1,020	$838	21.7%
Recovery of selling, general and administration	-	(119)	(100)%
Total	$1,020	$720	41.7%

Interest Income.   Interest income was $0.3 million for the three months ended November 30, 2005, and for the same period of the prior year.  Interest revenue represents interest earned on the Restricted Term Deposit. This interest revenue was offset by interest expense of the same amount recorded in respect of the Film Financing Obligation.

Interest Expense.   Interest expense was $0.4 million for the three months ended November 30, 2005, representing an increase of $0.1 million from $0.3 million for the same period of the prior year.  The increase is due to interest on loans from projects produced and delivered in prior years which is no longer capitalized to the cost of the productions.  Interest expense represents interest incurred on the Film Financing Obligation. This interest expense was offset by interest revenue of the same amount recorded in respect of the Restricted Term Deposit.

Interest that is capitalized to the cost of film and television programs is charged to earnings in future periods as the related film and television programs are delivered and amortized.  Interest component may vary each period depending on the dollar value of production during the period and the timing of production commencement and delivery during the period.

QUARTERLY CONSOLIDATED FINANCIAL DATA

(in thousands of dollars, except per share information)

(in thousands of Canadian dollars except per share amounts)
	Fiscal 2006	Fiscal 2005				Fiscal 2004
	November 30, 2005	August 31, 2005	May 31, 2005	February 28, 2005 (Revised)	November 30, 2004	August 31, 2004	May 31, 2004	February 29, 2004
Revenues	$909	$1,652	$4,291	$1,706	$3,098	$1,774	$6,584	$7,654
Net earnings (loss)	(699)	(403)	2,729	(294)	(583)	(2,448)	495	1,286
Basic earnings (loss) per common share	$(0.04)	$(0.02)	$0.14	$(0.02)	$(0.03)	$(0.14)	$0.03	$0.07

During the year ended August 31, 2005, the Company identified a required revision to its second quarter February 28, 2005 financial statements related to its accounting treatment of a complex arrangement with Showtime for the project “Our Fathers.”  We have determined the arrangement was in the nature of a co-financing relationship where both parties contributed financially to the production.  Under GAAP, the co-financier’s contribution to the project is considered a reduction of the film’s negative costs.  Previously, the co-financier’s contribution to the production was recognized as revenue by the Company from sale of rights.  The cost of the Company’s investment in its film assets is similarly reduced.

The adjustment to the February 2005 quarter is a reversal of $6.1 million in revenues and $5.9 million in amortization resulting in an increase of net loss of $158,000.

The preceding table reflects the revised results of operations for the quarter ended February 28, 2005.

The Company’s revenues and net earnings are dependent on the timing of the completion of the production process. Delivery of motion picture business segment product occurs at any time during the year. There are no seasonal or cyclical factors involved with the delivery of motion pictures. Episodic television product is delivered to buyers as each episode is completed and may occur over two quarters.

Revenue recognized for the three months ended November 30, 2005 is primarily a result of distribution sales activity on film product delivered in prior years.

Quarterly net earnings (loss) have varied due to one time events that occurred during the third quarter of fiscal 2005 arising from the recognition of a one time $2.1 million gain on the settlement of obligations as described in note 11 of the August 31, 2005 consolidated financial statements.

In the fourth quarter of fiscal 2004 the net loss can be attributed, for the most part, to a valuation impairment charge on the Company’s investment in film and television after review of its future revenue estimates that support the carrying value of the investment in film and television.

OUTSTANDING SHARES

There were no changes to Common and Series I Preference Shares outstanding during the quarter.

On December 30, 2005, 1,435,897 Series II Preference Share warrants were exercised at a subscription price of US$0.50 per share for total proceeds of US$ 717,948.

LIQUIDITY AND CAPITAL RESOURCES

As at November 30, 2005, the Company had available cash or cash equivalents of $0.5 million.  The Company borrows funds from banks and other financial institutions to finance the costs of production which are generally incurred in advance of contracted receipts and revenues from these programs. The Company typically finances the capitalized costs of its proprietary film and television programming through presales from customers, borrowings from bank facilities for individual production financing, government tax incentives, contributions from co-producers and working capital deployed as interim financing to contracted receipts. In the past, the Company has also funded capital requirements through the issuance of shares, warrants and debt.  Management will work toward funding capital requirements through the issuance of shares, warrants and debt, but there is no assurance that the Company will be successful in its financing efforts.

Cash Flows from Operating Activities

During the period, $2.7 million was used by operating activities, compared to $2.3 million used by operating activities for the same period in fiscal 2005. In the period ended November 30, 2005, the Company reduced accounts receivables by $2.5 million. This was offset by a net decrease resulting from a reduction of accounts payable and accrued liabilities by $0.7 million and a net increase from investment in film and television expenditures exceeding amortization by $4.0 million.

During the comparable period in fiscal 2005, the Company reduced accounts payable and accrued liabilities by $2.6 million and deferred revenues by $2.6 million offset by a net decrease from investment in film from amortization in investment in film and television exceeding expenditure in investment in film and television by $2.8 million.

Cash Flows from Investing Activities

During the three month period, cash flow used in investing activities of $32,000 is due to equipment purchases required in the operations of the Company and are comparable with a $22,000 use of cash from investment in investing activities in the same period in fiscal 2005.

Cash Flows from Financing Activities

In the three months ended November 30, 2005, cash contributed from financing activities was $1.9 million compared to cash provided in financing activities of $1.8 million in the same period in fiscal 2005. Cash provided from financing activities was due to the net addition of production loans for the period and for the comparable in period in fiscal 2005. The addition to production loans is reflective of the increase in investment in film and television.

Production loan repayments are solely due from cash flows derived from each film and is independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits and subsidies associated with each film.  Management expects that a significant portion of the loans due at November 30, 2005 will be payable over the next year.  The Company has total loan and credit facilities of $18.0 million which are due for annual renewal over the next year.  The Company obtained extensions in the past since the timing of collection of receipts and revenue streams may extend beyond the original estimated date.  Management seeks renewals and extensions of the individual production loan facilities and is confident that such an agreement will be achievable.  However, there is no assurance the Company will be successful.

OFF BALANCE SHEET ARRANGEMENTS

During the year ended August 31, 2004, the Company provided a guarantee of the sales performance of its subsidiary Peace Arch Films Limited (PAF) of US$2,500,000 to assist with a producer’s financing for a production for which PAF has acquired worldwide distribution rights. PAF has also provided financing contributions towards the cost of the production. The sales performance obligation is due one year after the production’s initial theatrical release. The obligation is recoverable by PAF from the proceeds of the production’s sales or the receipt of government incentives due to the producer. In return for providing the additional guarantee, the Company will obtain an additional interest in the films from its co-producer. Should the Company default in the guarantee payment, the co-producer is entitled to receive the Company’s shares in satisfaction of the obligation which would be issued at market price at that time less 10%.

At November 30, 2005, the Company had commitments of $3.9 million (August 31, 2005 - $3.1 million) with respect to the acquisition of film distribution rights to 5 films (August 31, 2005 – 3 films), which will be delivered to the Company during the year ended August 31, 2006. These payments are required to be made at the date of delivery of the respective films which is expected to be no later than May 31, 2006.

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the three months ended November 30, 2005 the Company paid $47,000 (2004 -

$44,000) to a company controlled by a shareholder, director and officer of the   Company for executive services rendered. These expenditures are reflected in the   Company’s selling, general and administrative expenses.

b)

During the three months ended November 30, 2005, the Company paid $nil (2004 -

$19,000) to a shareholder, director and officer of the Company for legal services   rendered. These expenditures are reflected in the Company’s selling, general and   administrative expenses.

c)

As at November 30, 2005, included in accounts receivable was $nil (US$1,200,000)

(August 31, 2005 - $1,421,000 (US$1,200,000)) from a company owned by a member   of senior management. This amount is a result of a sale of distribution rights to the   related company prior to the individual becoming a member of senior management. The   amount is secured by an irrevocable letter of credit.

Other related party transactions and balances have been described elsewhere in these financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

There have been no changes to the Accounting Policies and Estimates during the three months ended November 30, 2005 compared to August 31, 2005.

FINANCIAL INSTRUMENTS

As at November 30, 2005, the Company’s financial instruments included cash and cash equivalents, restricted term deposits, accounts and other receivables, production loans, revenue guarantee obligation, obligation to issue shares and accounts payable and accrued liabilities. The carrying values of the restricted term deposits and the revenue guarantee obligations approximate fair value as the interest rates are reflective of current market rates as at November 30, 2005. The carrying value of the obligation to issue shares reflects fair value as it is reported at the fair value of the shares at November 30, 2005. The carrying value of the remaining financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity, with the exception of tax credits, which are receivable over a period of up to two years.

The Company expects to recover the carrying value of these tax credits and as such has not written them down to fair value.

RISKS AND UNCERTAINTIES

There are risks and uncertainties that could impact the Company’s revenues and earnings from operations.

BUSINESS RISKS

The business of producing and distributing film and television programming is highly competitive and involves a substantial degree of risk.  The Company faces intense competition from other producers and distributors, many of whom are substantially larger and have greater financial resources.  The Company competes with other companies for ideas and storylines created by third parties as well as for actors, directors and other personnel.   The Company’s future financial performance may be adversely affected if it is unable to compete successfully.  Results of operations for any period depend on the number of film and television programs that are delivered.  Consequently, results may vary from period to period and the results of any one period may not indicate results for future periods.  Cash flows may also fluctuate and may not directly correspond with revenue recognition.  Actual production costs may exceed budget, perhaps significantly, due to factors within or beyond the Company’s control.  These factors may delay completion of a production.  If there are significant cost overruns the Company may have to seek additional financing to complete the production or will have the ability to call upon the bond in order to complete the film.  The Company may be unable to recoup the additional costs which could have a material adverse impact on operating results and liquidity.

Revenues derived from the production and distribution of film and television programming depend primarily upon acceptance by the public which is difficult to predict.  Some or all of the proprietary film and television programs may not be commercially successful, which could result in the Company’s failure to recoup its investment or realize its anticipated profits.

The Company’s business is substantially dependent on the services of certain key personnel placed in certain positions within the organization.  The success of the Company depends to a certain degree upon the skill and efforts of its management and upon its ability to attract and retain qualified management personnel.  The loss of their services could have an effect on the Company’s business.

The Company’s international distribution revenue is subject to risks associated with local economic conditions, currency fluctuations, changes in local regulatory requirements, compliance with a variety of foreign laws and regulations, cultural barriers and political stability.  The Company’s international distribution revenue may be adversely affected by these risks.

The Company is expecting that if its efforts are successful it will experience a period of growth that could place a strain on its resources.  If the Company’s management is unable to manage growth effectively, operations could be adversely affected.

To date, the Company has been involved primarily in the development, production and distribution of feature film and television programs.  The Company may be required to raise additional financing, make capital expenditures and hire additional personnel in connection with these proposed activities.  If the Company is unsuccessful in these new business endeavors, it may have a material adverse effect on its results.

Investments in film and television programming are amortized against revenues in the ratio that current revenues bear to management’s estimate of ultimate revenues for each program.  The Company typically amortizes a minimum of 80% of film costs over a three-year period.  Management periodically reviews its estimates and adjusts the amortization of its production costs accordingly.  In the event that management should determine that the capitalized costs for a program exceed its fair value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings.

GOVERNMENT INCENTIVES

The Company accesses Canadian government incentives in the form of tax credits and utilizes structures which permit foreign country tax-assisted participation in the financing of its projects. If such subsidies and tax assistance were to be eliminated the Company’s production operations could be adversely affected in the future.

CURRENCY RISK

The Company receives a portion of its revenues from the United States and international sources in United States dollars.  A portion of a film and television program’s financing of production costs may be denominated in United States dollars while production costs are payable primarily in Canadian dollars.  Accordingly, operating results can be affected by fluctuations in the United States dollar exchange rate as we do not hedge our foreign exchange exposure.  In addition, costs may be payable in currencies other than Canadian and United States dollars.  We monitor our currency exchange rate risks on an ongoing basis.

INTEREST RATE RISK

The Company is exposed to interest rate risk from production loans bearing interest rates that vary with fluctuations in interest rates.

OUTLOOK

The Company’s primary objective is to expand operations in the development, production and distribution of proprietary programming, focusing on programming that will add long-term library value.

A key aspect of this objective is to formalize key international strategic relationships which can reliably support the financing and exploitation of products.  The Company is also working to enhance its ability to support financing projects through exclusive support agreements with third party interim and equity financiers.  Finally, the Company will seek to build working capital reserves to better prepare for timely and strategic acquisitions of product and to reduce costs of short term interim project financing activities.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Peace Arch Entertainment Group Inc.’s securities, options to purchase securities and interests of insiders in material transaction, where applicable, is contained in the Information Circular.

Additional financial information is provided in the Company’s consolidated financial statements for its 2005 fiscal year and the Three Months ended November 30, 2005.

The Company, upon request to the secretary of the Company at 407-124 Merton Street, Toronto, Ontario, M4S 2Z2, will provide to any person or company one copy of the Annual Information Form, together with one copy of the consolidated financial statements, Management Discussion and Analysis and of any interim financial statements, one copy of the information circular or any filing prepared instead of that information circular provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security-holder of the Company.

Dated January 13, 2006.